WOODSIDE

ED
MAY -1 P
ORATE FINANC

18 April 2007

[redacted]

07023041

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- First Quarter Report for the period ended 31 March 2007

Yours faithfully
WOODSIDE PETROLEUM LTD.

[signature]

Rebecca Sims
Compliance Officer

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 18 APRIL 2007
8:00AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FIRST QUARTER REPORT
FOR PERIOD ENDED 31 MARCH 2007

Key Points

Production Volume

- Q1 2007 production was 25.9% higher than the corresponding period of Q1 2006, primarily the result of improved NWSV production and the contribution from Enfield oil field which started production in July 2006.
- Quarterly production of 18.0 MMboe was 4.9% lower than the previous quarter, primarily the result of tropical cyclone activity.

Sales Volume

- Q1 2007 sales volume was 25.6% higher than the corresponding period of Q1 2006 due to higher production.
- Quarterly sales volume of 17.2 MMboe was 13.9% lower than the previous quarter due to lower production and timing of cargoes.

Revenue

- Q1 2007 sales revenue was 24.9% higher than the corresponding period of Q1 2006, as a result of increased production.
- Quarterly sales revenue of A$899.3 million was 18.1% lower than the previous quarter due to lower sales volumes and lower commodity prices.

Activities

- The Pluto LNG development has been granted ministerial consent under the WA Aboriginal Heritage Act for its LNG plant site (Site B). Site preparation for the LNG tanks on Site A is underway, and long lead item commitments are being progressed.
- The North West Shelf Venture signed three heads of agreement with customers, Kogas, Kyushu Electric and Tohoku Electric, for the ongoing supply of LNG beyond 2009.
- Woodside Energy (Korea) Pte Ltd, a wholly owned subsidiary of Woodside Petroleum Ltd., agreed with the Korea National Oil Corporation and the Government of the Republic of Korea to acquire 50% equity in a concession over a deep-water, frontier exploration block offshore the Republic of Korea.
- During the quarter Mark Chatterji was appointed as Woodside's CFO.

Production Summary

The company's share of production and sales for the quarter ended 31 March 2007 was:

		Q1 2007	Q4 2006	Q1 2006	3 months 2007	3 months 2006
DOMESTIC GAS	Deliveries (av.TJ/d)	275	261	261	275	261
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	483,822	521,233	468,325	483,822	468,325
	Sales Delivered (t)	455,705	540,257	461,808	455,705	461,808
	Cargoes Delivered	49	57	50	49	50
NWSV CONDENSATE	Production (bbl)	2,017,360	2,141,933	1,974,215	2,017,360	1,974,215
	Sales (bbl)	1,917,835	2,316,295	1,893,691	1,917,835	1,893,691
COSSACK OIL	Production (bbl)	1,149,225	1,343,005	750,972	1,149,225	750,972
	Sales (bbl)	1,184,360	1,271,180	752,299	1,184,360	752,299
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	37,193	38,176	35,319	37,193	35,319
	Sales (t)	36,060	42,824	31,832	36,060	31,832
LAMINARIA-CORALLINA OIL	Production (bbl)	1,245,800	1,474,579	895,852	1,245,800	895,852
	Sales (bbl)	1,137,594	1,379,909	889,455	1,137,594	889,455
LEGENDRE OIL	Production (bbl)	198,936	276,747	220,789	198,936	220,789
	Sales (bbl)	-	495,151	277,738	-	277,738
MUTINEER – EXETER OIL	Production (bbl)	276,549	331,408	288,666	276,549	288,666
	Sales (bbl)	261,453	365,008	307,186	261,453	307,186
ENFIELD OIL	Production (bbl)	2,477,018	2,202,025	-	2,477,018	-
	Sales (bbl)	2,573,685	2,398,682	-	2,573,685	-
GULF OF MEXICO GAS	Production (MMBtu) [3]	3,741,537	4,367,671	2,189,281	3,741,537	2,189,281
	Sales (MMBtu) [3]	3,741,537	4,367,671	2,189,281	3,741,537	2,189,281
GULF OF MEXICO CONDENSATE	Production (bbl) [3]	70,336	74,490	49,626	70,336	49,626
	Sales (bbl) [3]	70,336	74,490	49,626	70,336	49,626
GULF OF MEXICO OIL	Production (bbl) [3]	4,385	3,138	2,183	4,385	2,183
	Sales (bbl) [3]	4,385	3,138	2,183	4,385	2,183
Sub Total	**Production (boe)#**	**16,739,705**	**17,486,999**	**12,856,621**	**16,739,705**	**12,856,621**
	Sales (boe)#	**16,190,072**	**18,187,675**	**12,721,691**	**16,190,072**	**12,721,691**

Production Sharing Contract (PSC) Volumes & Risk Sharing Contract (RSC) Derived Volumes

		Q1 2007	Q4 2006	Q1 2006	3 months 2007	3 months 2006
CHINGUETTI OIL (PSC)	Production (bbl) [2]	721,399	863,732	877,713	721,399	877,713
	Sales (bbl) [2]	450,415	1,178,053	400,538	450,415	400,538
OHANET CONDENSATE ENTITLEMENT (RSC)	Production (bbl) [1]	343,097	370,186	349,971	343,097	349,971
	Sales (bbl) [1]	343,097	370,186	349,971	343,097	349,971
OHANET LPG ENTITLEMENT (RSC)	Production (t) [1]	27,936	30,142	28,496	27,936	28,496
	Sales (t) [1]	27,936	30,142	28,496	27,936	28,496
Sub Total	**Production (boe) #**	**1,293,225**	**1,480,709**	**1,460,998**	**1,293,225**	**1,460,998**
	Sales (boe) #	**1,022,241**	**1,795,030**	**983,823**	**1,022,241**	**983,823**
TOTAL	**Production (boe) #**	**18,032,930**	**18,967,708**	**14,317,619**	**18,032,930**	**14,317,619**
	Sales (boe) #	**17,212,313**	**19,982,705**	**13,705,514**	**17,212,313**	**13,705,514**

1 RSC derived volumes have been calculated using the 10 year oil price at the time of initial production.

2 PSC volumes have been calculated using provisional pricing for the quarter in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania.

3 Gulf of Mexico production and sales volumes are net of royalties.

\# Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

(MMcfg) = million cubic feet of gas (Bcf) = billion cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

** minor changes to some conversion factors can occur over time due to gradual changes in the process stream*

Production Activities

AUSTRALIA

- **North West Shelf Venture Gas:**

  Domestic Gas: Production of 612 TJ per day (Woodside share: 275 TJ per day) increased from 535 TJ per day (Woodside share: 261 TJ per day) in the previous quarter due to higher customer demand.

  LNG: Production of 33,660 tonnes per day (Woodside share: 5,376 tonnes per day) was lower than the previous quarter of 35,493 tonnes per day (Woodside share: 5,666 tonnes per day) due to reduced production with warmer seasonal conditions and production restrictions as a result of tropical cyclone activity. For the month of May, Train 3 and the Goodwyn platform will be shut down for scheduled maintenance.

  Condensate: Production of 101,554 bbl per day (Woodside share: 22,415 bbl per day) was lower than the previous quarter of 105,617 bbl per day (Woodside share: 23,462 bbl per day) due to the shutdown of Stabiliser 1 for cleaning, lower gas rates and production restrictions during seasonal cyclonic period.

  LPG: Production of 2,562 tonnes per day (Woodside share: 413 tonnes per day) was lower than the previous quarter of 2,575 tonnes per day (Woodside share: 415 tonnes per day) due to lower gas and condensate rates.

- **North West Shelf Venture Oil:**

  Cossack Pioneer: Production of 76,615 bbl per day (Woodside share: 12,769 bbl per day) was lower than the previous quarter of 87,587 bbl per day (Woodside share: 14,598 bbl per day) due to tropical cyclone activity.

- **Laminaria and Corallina:** Combined production of 21,292 bbl per day (Woodside share: 13,828 bbl per day) was lower than the previous quarter of 24,762 bbl per day (Woodside share: 16,028 bbl per day) due to natural reservoir decline.

- **Legendre:** Production of 4,811 bbl per day (Woodside share: 2,210 bbl per day) was lower than the previous quarter of 6,548 bbl per day (Woodside share: 3,008 bbl per day) primarily due to significant cyclone disruption in March. Woodside completed the sale of its interest in the Legendre production licence and adjacent exploration acreage in March and will now seek government approval and registration. Woodside will continue to act as operator on an interim basis until responsibility for day to day operations can be completely handed over.

- **Mutineer-Exeter:** Production of 37,473 bbl per day (Woodside share: 3,073 bbl per day) was lower than the previous quarter of 43,930 bbl per day (Woodside share: 3,602 bbl per day) due to significant tropical cyclone disruption. The sharp production decline seen in 2006 has been arrested, and the fields are performing strongly with stable production of around 46,000 bbl per day.

- **Enfield:** Production of 45,871 bbl per day (Woodside share: 27,522 bbl per day) was higher than the previous quarter of 39,892 bbl per day (Woodside share: 23,935 bbl per day) due to the benefits of water injection support within the reservoir being realised. As previously reported ENA-03 remains shut in, with intervention scheduled for mid May.

AFRICA

- **Mauritania - Chinguetti:**

Gross production of 1,649,926 bbl was achieved for the quarter. Woodside's entitlement of 721,399 bbl is determined in accordance with the terms of the Production Sharing Contract.

Gross production of 18,333 bbl per day (Woodside share: 8,016 bbl per day) was lower than the previous quarter of 23,390 bbl per day (Woodside share: 9,388 bbl per day) due to the Chinguetti-18 drilling activities, and planned intervention work on Chinguetti-14.

The Chinguetti-14 well was returned to production 8 March 2007 and the new Chinguetti-18 development well was completed for production on 11 March 2007. Gross April production is averaging above 20,000 bbl per day. In addition, a seismic campaign to acquire high resolution 3D and 4D data has been completed at Chinguetti. The results will be interpreted and used to optimise future well drilling opportunities.

- **Algeria - Ohanet:**

Woodside's share of the revenue entitlement received by the Ohanet Joint Venture was US$13.7 million for the three months from January to March 2007 which equates to 343,097 bbl of condensate and 27,936 tonnes of LPG. These derived volumes were calculated using the 10 year oil price at the time of initial production.

UNITED STATES

- **Gulf of Mexico:**

Woodside's estimated share of production during the quarter was 74,721 bbl of liquids and 3,741,537 MMBtu of gas (3,677,028 MMcfg). These volumes were produced from 18 fields in the Gulf of Mexico.

At the end of Q1 2007 Gulf of Mexico production was approximately 48 MMcfg per day and 825 bbl of liquids per day.

Development Activities

AUSTRALIA

- **North West Shelf Venture**

LNG Phase V Expansion Project: The LNG V Project is now 70% complete. Shipping of prefabricated modules to Karratha is ongoing and is expected to be completed in May 2007. The project remains on schedule for LNG shipments in Q4 2008.

Perseus over Goodwyn Project: Work is progressing towards a Q3 2007 start-up. Subsea installation activities are well advanced with completion expected in Q2 2007.

Angel Project: The project is on schedule for a Q4 2008 start-up. Drilling activities are progressing and work is continuing on jacket fabrication in China and topsides fabrication in Malaysia.

- **Otway Gas Project:** Project execution is well advanced with offshore activities complete and the onshore plant essentially mechanically complete with pre-commissioning activities underway. Commissioning gas will be introduced into the plant in early June and sales gas will follow once commissioning is complete.
- **Stybarrow Oil Project:** The project is on schedule for an early 2008 project start-up. Drilling activities continue and offshore installation of the mooring system have commenced. The Stybarrow FPSO vessel is in a Singapore shipyard where topsides and turret installations are progressing.
- **Vincent Oil Project:** The project is progressing towards a Q3 2008 start-up. Fabrication of topsides facilities are progressing in Thailand and the FPSO vessel "Ellen Maersk" has arrived at the Singapore shipyard. Fabrication of subsea equipment is on schedule. Recent cyclonic conditions delayed the start of the drilling programme. Drilling commenced 13 April 2007.
- **Pluto:** Site preparation is underway on the Pluto LNG tank site (Site A), with bulk earthworks currently in progress.

  Ministerial consent has been granted under the WA Aboriginal Heritage Act for development on the Pluto LNG plant site (Site B). On the LNG tank site, relocation of the rock art engravings has been successfully completed, with no damage to rock art.

  Front End Engineering Design for the onshore and offshore facilities remains on schedule to be completed in mid-2007. Commitments to long lead items, including a pipelay vessel, pre-assembled unit fabrication

and LNG tank fabrication, are progressing consistent with the board funding approval of A$1.4 billion in December 2006.

The Pluto-6 well will be drilled in Q2 2007 to optimise development well locations and design.

- The project is progressing to plan and is on track to allow a final investment decision to be made in mid-2007, and for first LNG deliveries to Tokyo Gas and Kansai Electric by end 2010.

- **Browse**: Torosa-2 completed the appraisal of the eastern flank of the Torosa field. It encountered Plover Formation within prognosis and was plugged and abandoned. Calliance-2 commenced appraisal of the central portion of the Calliance field. The well has encountered gas bearing reservoir as expected and will be plugged and abandoned according to plan. The Snarf-1 exploration well is planned to commence in Q2 2007.

  An Environmental Protection Statement for the proposed Maxima 3D Marine Seismic Survey over the southern part of the Torosa field was produced and submitted to the Environmental Protection Authority. Acquisition of the survey is planned in the second half of 2007.

  Studies for development concept selection are ongoing. Geophysical surveys to support concept and site selection activities commenced in early February. These surveys will be completed in Q2 2007.

  A community reference group was established to provide external input into the site evaluation activities.

- **Sunrise:** On 23 February 2007, the governments of Timor-Leste and Australia ratified the treaty on Certain Maritime Arrangements in the Timor Sea (CMATS). The Timor-Leste Government also ratified the International Unitisation Agreement (IUA), Australia having previously ratified this agreement in 2004. Ratification of both treaties brings into force the legal and regulatory framework required by the Sunrise Joint Venture to reconsider development of the Greater Sunrise gas fields.

  A team has been established to review work completed prior to the development being stalled in 2004, including assessing if further appraisal work is required. The team shall also work towards the conclusion of an appropriate Development Plan, a Fiscal Stability Agreement and marketing of the resource.

UNITED STATES – Gulf of Mexico

- **Gulf of Mexico Deep Water Projects**

  Atwater Valley 618 'Neptune': The project was approximately 65% complete at the end of Q1 2007 and is on schedule for an early 2008 start-up. The operator, BHPB, has maintained its target of first oil forecast for late 2007, however this is under pressure due to installation schedule issues.

  Atwater Valley 140-1, ST2 'Claymore': The rig was released on 22 January 2007 and the project team is currently evaluating the results of the sidetrack well. A rig is expected to be back on location for further appraisal drilling later this year.

  Garden Banks 258/302-2, ST2 – 'Power Play': Results of the sidetrack ST-2 well drilled in late December 2006 are being evaluated. Anadarko, the operator, has formed an Integrated Project Team to prepare the Development Plan for the contract area. The team will also assist in the planning, design, engineering and installation of a production system for the deepwater lease.

- **Gulf of Mexico Shelf Projects**

  Mustang Island 804: The well remained shut-in for the entire quarter. Permitting for the new pipeline was approved during the quarter and installation work is expected to commence in late April and production expected to be re-established in Q2 2007 at 12 MMcfg per day net to Woodside.

Exploration and Appraisal Activities

Exploration or appraisal wells drilled during Q1 2007 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Sculptor-2	Carnarvon, WA-24-L	Gas	15.78	29 Dec	3,747	Appraisal
Sculptor-3	Carnarvon, WA-24-L	Gas	15.78	22 Jan	3,434	Appraisal
Torosa-2	Browse, WA-30-R	Gas	50.00	8 Jan	4,811	Appraisal
Calliance-2	Browse, WA-28-R	Gas	25.00	24 Feb	4,188	Appraisal
AFRICA						
A1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	10 Oct	3,475	Gas/Condensate Discovery
B1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	21 Dec	4,172	Non-commercial Gas Discovery
C1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	16 Mar	2,652#	Currently drilling
B2-NC210	Libya, Murzuq Basin	Gas	45.00	10 Jan	1,158	Appraisal
C2-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	20 Dec	1,095	Appraisal
RERW-1	Algeria, 401D	Oil	26.25	31 Dec	3,310	Re-entry and test. Oil discovery
Pomboo-1	Kenya, Block L-5	Oil	30.00	2 Dec	4,887	Unsuccessful
UNITED STATES						
Blackwater-1ST1	GoM, GC246	Oil	42.00	29 Dec	5,047	Unsuccessful

\# Proposed total depth
^ Reported depths referenced to the rig rotary table
* Not operated by Woodside

AUSTRALIA

Sculptor-2

The **Sculptor-2** deviated gas appraisal well is located in WA-24-L approximately 30 kilometres southwest of the Goodwyn platform, in 86 metres of water, and was spudded on 28 December 2006 and drilled to a measured depth of 3,747m. The well encountered an 8 metre gas column (true vertical depth) and an 8 metre oil column (true vertical depth).

Sculptor-3

Sculptor-3 was drilled as a deviated exploration side-track of the Sculptor-2 appraisal well, using the *'SEDCO 703'* rig. The well kicked-off from a measured depth of 2,008m on 22 January 2007 and reached a total measured depth of 3,434m. The well encountered an 18 metre gas column (true vertical depth) in Mungaroo Formation reservoir sandstones within WA-24-L. The well was plugged and abandoned as planned and operations completed on 2 February 2007. The significance of the result is being assessed.

Torosa-2

The **Torosa-2** appraisal well was drilled by the *'Nan Hai VI'* drilling rig in 466 metres of water. The well appraised the eastern flank of the Torosa field encountering the objective Plover Formation within prognosis. No production testing was undertaken and the well was plugged and abandoned and the rig released on 29 March 2007.

Calliance-2

The **Calliance-2** appraisal well was drilled using the *'Chikyu'* drill ship in 501 metres of water. The well appraised the central portion of the Calliance field encountering gas bearing reservoir as expected. No production testing was undertaken and the well will be plugged and abandoned after completion of wire-line logging operations.

AFRICA

A1-NC206

The **A1-NC206** well located in the Sirte Basin Libya was spudded 10 October, 2006. The total depth of 3,475 metres was reached on 18 November 2006. A completion string was run and well testing operations were completed with a rig-less testing unit in early 2007. An initial production test of the Upper Sabil Formation confirmed the presence of a gas column and flowed 12.1 MMcfg per day through a 48/64 inch choke with a gas to condensate ratio of 30-35 bbl/MMscf. The absolute open flow potential is calculated to be 16.7 MMcfg per day. The well was suspended as a gas and condensate discovery.

B1-NC206

The **B1-NC206** well located in the Sirte Basin Libya, was spudded on 21 December 2006 and reached a total depth of 4,172 metres. Hydrocarbons were encountered but were considered after evaluation to be non-commercial. The well was plugged and abandoned on 25 February 2007 with the rig released to the C1-NC206 location.

C1-NC206

The **C1-NC206** well located in the Sirte Basin Libya, was spudded on 16 March 2007. As at 31 March 2007 the well was at 1,748 metres. Planned total depth is 2,652 metres.

B2-NC210

The **B2-NC210** appraisal well located in the Murzuq Basin Libya is an appraisal of the B1-NC210 discovery located 10 kilometres to the south of the discovery well. It was spudded on 10 January 2007 and reached a total depth of 1,158 metres. Hydrocarbons were encountered, however further evaluation will be required. The well was plugged and abandoned on 30 January 2007.

C2-NC210

The **C2-NC210** appraisal well located in the Murzuq Basin Libya is an appraisal of the C1-NC210 discovery located 8 kilometres to the southwest of the discovery well. It was spudded on 20 December 2006 and reached a total depth of 1,095 metres. The well failed to encounter hydrocarbons and was plugged and abandoned on 5 January 2007 with the rig released to the B2-NC210 location.

RERW-1

The **RERW-1** well, located in Block 401D in the Berkine Basin Algeria, was re-entered on 31 December 2006. A successful cased hole test was conducted over the Triassic TAGI sandstone. A secondary discovery report has been submitted to Sonatrach for its approval.

Pomboo-1

The **Pomboo-1** well, located in Block L-5 Kenya, and spudded on 2 December 2006 in 2,193m of water approximately 55km of the coast of Kenya. The well was drilled to a total depth of 4,887 metres by the drill ship Chikyu. Although the well intersected over 200 metres of moderate to good quality reservoir sandstone, a full suite of wireline logs confirmed the absence of hydrocarbons. The well was plugged and abandoned.

UNITED STATES – Gulf of Mexico

Green Canyon 246-1, ST01 – 'Blackwater Prospect'

A sidetrack down structure of the original well commenced drilling in late December 2006 to a total depth of 5,047 metres measured depth. The sidetrack well was drilled during the quarter, deemed unsuccessful, and subsequently plugged and abandoned.

Seismic surveys & CSEM conducted during Q1 2007 were:

Location	Survey name	Type	3D (sq km full fold / 2D (line km full fold)
AUSTRALIA			
WA-347/348/353-P, Carnarvon	Cazadores	CSEM	265 km
SOUTH AMERICA			
Brazil, Santos Basin*	Santos 11	3D	987 sq km

* Not operated by Woodside.

Exploration or appraisal wells planned to commence in Q2 2007:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Ixion-1	WA-370P, Carnarvon	Gas	50.00	1338	3075	Exploration
Lady Nora-1	WA-28-P, Carnarvon	Gas	15.78	78	3526	Exploration
Snarf-1	WA-275-P, Browse	Gas	25.00	1700	4100	Exploration
Pluto-6	Carnarvon, WA-350-P	Gas	100.00	1005	3172	Appraisal
Vincent-3	Exmouth, WA-28-L	Oil	60.00	349	1800	Appraisal
AFRICA						
A1-NC209 ST	Libya, Murzuq Basin	Oil	45.00	Onshore	4300	Exploration
A1-35/3	Libya, Offshore Sirte	Oil	55.00	700	3525	Exploration
A1-36/2	Libya, Offshore Sirte	Oil	55.00	1090	2600	Exploration
A1-53/4	Libya, Offshore Sirte	Oil	55.00	TBA	TBA	Exploration
UNITED STATES						
Corona Del Mar-1	GoM, GC949	Oil	15.00	1,636	8,314	Exploration

^ Reported depths referenced to the rig rotary table

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Carnarvon	WA-32-L	50.00	50.00	Licence award
Otway	T/L-3	51.55	51.55	Licence award
Browse	WA-396-P	100.00	100.00	Licence award
Browse	WA-397-P	100.00	100.00	Licence award
REPUBLIC OF KOREA				
South Korea	Block 8/6-1N	50.00	50.00	Licence award
UNITED STATES				
GoM	G04558 / BAA7 (S/2)	(50.00)	0.00	Lease termination

Sales Revenue and Expenditure

The company's share of sales revenue and exploration, evaluation and capital expenditure for the quarter was:

Amounts in A$ million		Q1 2007	Q4 2006	Q1 2006	3 months 2007	3 months 2006
Sales Revenue						
NWS	Domgas & LNG	237.5	298.2	250.8	237.5	250.8
	Condensate	140.6	183.5	157.2	140.6	157.2
	Cossack Oil	92.5	99.3	63.1	92.5	63.1
	Liquefied Petroleum Gas	26.3	27.8	30.1	26.3	30.1
Laminaria	Oil	88.5	107.9	71.2	88.5	71.2
Legendre	Oil	4.9	36.0	28.2	4.9	28.2
Mutineer Exeter	Oil	22.4	33.6	30.7	22.4	30.7
Enfield	Oil	191.4	177.2		191.4	
Ohanet	Condensate	10.4	11.4	11.5	10.4	11.5
	Liquefied Petroleum Gas	6.9	7.7	7.6	6.9	7.6
Gulf of Mexico	Gas[1]	40.4	33.5	31.3	40.4	31.3
	Condensate[1]	5.2	5.5	4.9	5.2	4.9
	Oil[1]	0.3	0.1	0.3	0.3	0.3
Chinguetti	Oil	32.0	76.1	33.0	32.0	33.0
	Total	**899.3**	**1,097.8**	**719.9**	**899.3**	**719.9**
Exploration and Evaluation Expense						
Exploration Expensed[4]		74.4	94.7	98.5	74.4	98.5
Permit Amortisation		20.2	32.6	16.4	20.2	16.4
Evaluation Expensed		3.1	18.4	5.0	3.1	5.0
	Total	**97.7**	**145.7**	**119.9**	**97.7**	**119.9**
Capital Expenditure						
Exploration Capitalised[2,3,4]		14.7	(29.4)	44.1	14.7	44.1
Evaluation Capitalised[3]		85.7	80.1	90.1	85.7	90.1
Oil & Gas Properties[3]		495.2	392.1	320.0	495.2	320.0
Other Property, Plant & Equipment		4.3	5.4	0.7	4.3	0.7
	Total	**599.9**	**448.2**	**454.9**	**599.9**	**454.9**

1 Gulf of Mexico revenue has been reported net of royalties and net of any realised gain/loss on effective hedges. Additionally, some hedges in place at the time of the Gryphon acquisition have been deemed ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues.

2 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

3 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

4 Exploration expense and exploration capitalised amounts reported exclude permit amortisation costs. Previously, exploration expense included amortisation expense and amounts capitalised were net of amortisation. Prior year comparatives have been restated.

WOODSIDE

RECEIVED

2007 MAY -1 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- 2007 Annual General Meeting Address by Chairman and MD/CEO
- 2007 Annual General Meeting Disclosure of Votes

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Address by Chairman Charles Goode and
Managing Director and Chief Executive Officer Don Voelte

Woodside Petroleum Ltd.

36th Annual General Meeting
19 April 2007

Report by Chairman Charles Goode

Good morning ladies and gentlemen.

I am Charles Goode, Chairman of Woodside Petroleum Ltd. I welcome you to Woodside's 36th annual general meeting.

I also welcome shareholders watching us simultaneously through our video webcast. Today's meeting is being recorded and will be available on our website after the meeting.

Before I proceed, I would like to thank members of the WA Youth Music Association for providing this morning's entertainment outside the auditorium.

In the interests of safety I would like to outline the emergency evacuation procedures that apply to the Perth Convention Centre.

If an alert tone is sounded, which is a high-pitched siren, everybody should prepare to leave the auditorium.

If an evacuation tone is sounded, which is a loud alarm, everybody must leave the auditorium through either of the two exits at the back of the room and proceed past the registration desk and through the glass doors to an assembly point behind Velluto Café.

As we have a quorum, I now declare the meeting open.

The notice of annual general meeting, together with the concise annual report, was distributed to shareholders last month. Additional copies are available for anybody who needs one.

I have signed the minutes of the 35th annual general meeting held on 11 April 2006 as a true and correct record of that meeting and the minutes are available for inspection in the foyer.

Let me now introduce your directors.

From the far end of the table on my right we have Mr Erich Fraunschiel, Mr Russell Caplan, Dr Pierre Jungels, Mr Jakob Stausholm, Dr Ashton Calvert, and company secretary Ms Frances Kernot.

On my far left, we have Mr David McEvoy, Dr Andrew Jamieson, Ms Jillian Broadbent, Mr Michael Chaney, and our Chief Executive Officer and Managing Director, Mr Don Voelte.

Also with us today are Mr Greg Meyerowitz and Mr Trevor Hammond, from Ernst & Young, the company's auditors, Mr Graham Palmer from Computershare Investor Services, the company's share registry, and Mr Leigh Warnick from Blake Dawson Waldron lawyers.

We also have our Chief Financial Officer, Mr Mark Chatterji, and several other Woodside senior executives.

Board Changes

In early 2006, a Shell-nominated director, Mr Peter van Rossum, resigned from the Woodside Board. The Board appointed Mr Stausholm in June to fill the resulting casual vacancy.

As Mr Stausholm was appointed subsequent to the 2006 AGM, he will seek election today.

I am due to retire by rotation and will also seek re-election by shareholders today. Although I seek re-election, I do so for only a short time.

This is my last Woodside annual general meeting.

As foreshadowed last year, I will retire at the end of July and the Board has decided that Mr Michael Chaney will become Chairman at that time.

Today, I will review the past year and reflect briefly on your company's current performance.

I will then ask Mr Don Voelte to report on Woodside's 2006 operations, before returning to discuss industry trends and your company's outlook.

We will then move on to the procedural matters of the meeting where you will have the opportunity to ask questions.

Key Financials

2006 was a record year for Woodside in many respects, including production, profit, revenue and dividends.

High oil prices, combined with higher production, delivered a net profit after tax of A$1.427 billion, an increase of 29% on 2005.

Our underlying net profit was A$1.396 billion. This excludes A$31.1 million in relation to the sale of Woodside's interest in the Kipper gas field. Our underlying profit was 35% higher than 2005.

Revenue in 2006 was A$3.81 billion, up 39% on the previous year, and net operating cash flow totalled A$2.349 billion, or 37% higher than 2005.

We produced 67.9 million barrels of oil equivalent in 2006, within the range of our November estimate of 67 to 68 million barrels. Production was not at the level we had targeted at the beginning of the year, largely as a result of lower than expected production from the Chinguetti and Enfield oil projects, and a delay in the start-up of the Otway gas project.

While we did not meet our initial target, 2006 production was nearly 14% higher than 2005 production and above our previous record of 66.3 million barrels in 2001, when Laminaria was producing significant volumes and Legendre had just come on line.

On oil prices, our average realised price for the year was A$85 a barrel, 17% higher than the A$73 a barrel we realised in 2005.

We declared a fully-franked dividend of A$1.26 per share, 35% more than 2005.

The pay-out ratio remains around 60%.

The Board also approved in December 2006 the activation of the Dividend Reinvestment Plan for the 2006 final dividend. The plan gives eligible shareholders the option of reinvesting their dividends in additional Woodside shares, without paying any brokerage or other costs.

The DRP for the 2006 final dividend was underwritten and will provide capital to support Woodside's growth.

Reserves

In 2006 our proved plus probable reserves grew substantially to 1.58 billion barrels of oil equivalent, a 27% increase over 2005. This was largely due to new bookings from the Pluto development and, to a lesser extent, the Pemberton and Persephone gas discoveries.

These more than offset annual production and revisions to give an excellent organic three-year rolling average reserves replacement ratio for our proved plus probable reserves of 285%.

At 2006 production levels this gives a reserve life of 24 years or 18 years on proven reserves alone.

The large Pluto booking means that 96% of our proven and probable reserves are in Australia.

Our large inventory of contingent resources was reduced by the transfer of Pluto volumes to reserves, which was partly offset by the gas discovery at Xena close to the Pluto field.

We expect our proved and probable reserves to rise further in future years as we commercialise our large LNG projects through selling of further Pluto volumes and through progressing the Browse and Sunrise developments.

Health, Safety and Environment

2006 was a challenging year for safety with a 30% increase in the number of hours worked.

Unfortunately, we saw a rise in the frequency of incidents and injuries.

We have identified many reasons to try to explain this, however the outcome remains unacceptable and we acknowledge our collective responsibility to do more to protect the safety and wellbeing of our people.

This year we are renewing our efforts to improve control of our high-risk activities to ensure our people are protected from harm. So far, so good.

Following publication of the Baker Panel Report into the tragic 2005 Texas City incident in the United States, Woodside is working to ensure that we incorporate those lessons into our own review of technical integrity and process safety throughout all of our oil and gas production facilities.

Last year we resolved to place added emphasis on our management of health, safety and environment by splitting this function into distinct divisions, with the goal of continued improvement in each area.

There is an increase in our focus on the environment and we are constantly seeking to raise the bar on environmental performance, even in the absence of any regulatory requirement to do so.

Indeed, our strategic approach to improving environmental performance has moved beyond complying with relevant laws and regulations to an approach based on meeting community expectations and building continuous improvement into our business.

This strategy has us focussing on improvements in five key areas: emissions and discharges; biodiversity and ecosystems; resource use efficiency; culture and heritage; and stakeholder engagement.

Corporate Social Responsibility

Now in its seventh year, Woodside's social responsibility program remains centred on our Australian heartland and extends to Africa and the United States.

The Board approved an A$10 million budget for 2007 to support our social responsibility agenda and endorsed the introduction of a workplace giving program to enable our staff to regularly donate to Australian charities.

Responsible citizenship is an important part of our company's agenda to provide sustainable returns to shareholders.

Our social investment commitments align with our business interests and give priority to skill enhancement, social development and practical environmental activities.

Our long-term relationships with the Royal Flying Doctor Service, Surf Life Saving Association, Conservation Volunteers Australia and Mission Australia are examples of the importance Woodside places on partnership and sponsorship opportunities that help meet community needs.

Our in-country management teams are also delivering high quality programs that are underpinned by a robust governance framework.

Woodside has established a post-graduate research and academic exchange program between Australia and Libya in health, agriculture, environmental management and water management. In Mauritania, funding is dedicated towards poverty reduction initiatives.

Executive and employee incentives plans

In 2005 we introduced a new incentive plan for executives and one for employees based on the concept of Economic Value Added. These plans are explained in the Remuneration Report set out on pages 42 to 52 of the 2006 Concise Annual Report.

You will later in this meeting be asked to approve the Remuneration Report which will be presented to the meeting by Ms. Jillian Broadbent in her capacity as Chairman of the Human Resources and Compensation Committee. These current incentive plans are based on Economic Value Added as their principal measure of performance.

While on a longer term basis Economic Value Added measures the progress of the company, we have found it a complicated method for employees to understand. As a result, the effect of the plans in motivating our people is diluted.

Also, we have found it imperative that our remuneration levels reflect the conditions in the remuneration market and in the past two years the Board has had to exercise considerable discretion to achieve our objectives.

Our objectives for executive and employee incentive remuneration are set out in the Remuneration Report and remain unchanged. Our objectives are to provide competitive rewards that attract, retain and motivate staff of the highest calibre and which provide an alignment between staff incentive rewards and the creation of value for shareholders.

We have decided that for the current year, 2007, these objectives are likely to be better achieved through simplifying our executive and employee incentive plans. The short term incentive will be based on a scorecard of four fundamental measures, namely: safety; production; operating expenditure; and the company's one year total return to shareholders in comparison to its international peer group of oil and gas exploration and production companies.

In regard to the long term incentives, for executives we are moving towards introducing a relative total shareholder return hurdle against a selected peer group of companies.

The modified incentive plans, if they had operated for 2005 and 2006, would have given results similar to the plans that operated for those years after the exercise of directors' discretion.

We believe this simplified framework will provide greater clarity and motivation for all our employees, continue to challenge our executives to lift their performance and ensure the executive incentive plan is aligned with the expectations of shareholders.

We will be reporting greater detail of these plans and how they operated in practice for 2007 in next year's Remuneration Report. That report will be presented to shareholders to vote on at the April 2008 annual general meeting.

I will now ask Don Voelte to provide a more detailed summary of our 2006 performance, before I address some significant public issues facing Woodside and the outlook for your company.

Report by Managing Director and Chief Executive Officer Don Voelte

Thank you, Charles.

As this is your last annual general meeting as Chairman of Woodside, I would like to say that your contribution to this company over the past 19 years, including the past eight as Chairman, has been enormous.

You have helped grow our company into one of Australia's pre-eminent oil and gas companies, and have us positioned for even greater growth in the years to come. Your legacy is considerable.

2006 Operations

I now would like to review our 2006 operations.

As Charles said, we produced a record 67.9 million barrels of oil equivalent, 14% higher than 2005.

Despite this achievement, we expected to do even better.

The three major contributors to production falling short of initial expectations were the reservoir difficulties which continue at Chinguetti, problems with a major producing well at Enfield which we are a few weeks away from redrilling, and delays to the start-up of our Otway gas project which is essentially mechanically complete. I will speak more about all three a little later.

These disappointments aside, 2006 was a record year in production and revenue growth.

We know the value of our assets and we know we can do even more with them. We want to create even greater value for our shareholders in 2007.

North West Shelf Venture

Any review of our performance has to begin with the North West Shelf Venture.

In 2006 we delivered the venture's 2000th LNG cargo and 1000th condensate cargo. In May we delivered the first cargo to the Guangdong terminal in China.

The North West Shelf Venture continues to deliver value from long-term contracts and long-life reserves. Its long-standing value to Woodside can be shown by its contribution of about 70% of Woodside's sales volumes for 2006.

The original LNG contracts which underpinned the project began in 1989. Over the past 12 months all eight of these original Japanese customers have signed new agreements for supplies which will begin in April 2009.

As well as providing a solid base for Woodside's expansion, the North West Shelf Venture itself continues to grow. LNG Train 5 is on target to be supplying cargoes in the fourth quarter of next year. The Angel project, an unmanned platform to be linked to North Rankin, is also expected to be completed in the fourth quarter of next year.

Further developments, including the Western Flank gas fields and a compression platform at North Rankin, are expected to be sanctioned later this year.

Cossack Pioneer oil production has remained strong through 2006 and we are now planning to upgrade and extend the life of the vessel beyond 2009.

Other Australian Assets

Our other Australian assets made a significant contribution to the business during 2006, despite the mechanical problems at Enfield and the Otway project delay.

Woodside's aspiration of developing an oil production hub in the deep waters off North West Cape, took a major step forward with the start of production at Enfield in July 2006. Work is progressing well on our 60% interest in the Vincent oil project and our 50% interest in the Stybarrow oil project.

Vincent and Stybarrow are expected to be producing in 2008 and, with Enfield, will make this region a major oil production hub for Woodside and Australia.

In the coming months we will be undertaking a Phase 2 work plan at Enfield to increase production, following the unexpected mechanical failure of our largest oil producing well less than three months after field start-up. Even with this problem, in nine months we have produced more than 12 million barrels of oil from Enfield.

We made good progress with the completion of the offshore platform and pipelines for the Otway Gas Project in Victoria, however continued delays in construction at the onshore gas plant have meant revised start dates.

Otway is now essentially mechanically complete, with pre-commissioning work underway. Commissioning gas will begin flowing in early June, with sales gas following once commissioning is complete.

Our Laminaria-Corallina and Legendre oil production was above expectation in 2006.

In managing our oil asset portfolio, we entered into an agreement in February 2007 to sell our interest in the Legendre production licence and most of the surrounding exploration acreage.

The Legendre field has served Woodside well since production started in 2001, but is now approaching the end of its field life and does not fit into Woodside's wider business portfolio.

Woodside has retained selected interests in the area to strategically position the company for future gas production.

United States of America

In the United States, we almost tripled our production levels in the Gulf of Mexico to more than 50 million cubic feet of gas equivalent a day from 17 fields.

We now have a workforce of nearly 100 people located in the Greater New Orleans and Houston areas with a complete complement of commercial, technical and operating skills.

We are building a sizeable business in the Gulf of Mexico. We expect this growth to be enhanced by our deep water drilling program of prospects that we have accumulated over the past few years and negotiated with other companies.

The deep water Gulf of Mexico offers material value creation potential in a proven province, with low country risk.

Our first deep water production will come from the Neptune oil project, which we believe is on track for first production in the first quarter of 2008. Woodside has a 20% interest in this project, operated by BHP Billiton.

Middle East and Africa

In Africa, the Islamic Republic of Mauritania now has an oil industry – which currently makes a 14% contribution to the nation's gross domestic product – thanks to our Chinguetti oil project, which produced first oil in February, last year.

While production levels are not as high as we had initially expected, we remain proud of our achievements in Mauritania. Chinguetti in providing a solid revenue stream for the people of Mauritania, Woodside, and our joint venturers.

We have recently completed a 4D seismic campaign at Chinguetti and brought on line our new Chinguetti-18 well, maintaining production levels above 20,000 barrels a day.

We are continuing to work on the proposed development of our Tiof oil discovery, based on a tension leg platform with a tie-back option to the Berge Helene in the Chinguetti field.

The viability of the development concept will be assessed during 2007 and will be assisted by the acquisition of high-resolution seismic over the Tiof field.

Mergers and Acquisitions

Your company continues to examine ways to improve shareholder wealth beyond organic growth and exploration success.

Our mergers and acquisitions team assessed many opportunities in 2006, but in an environment of high oil prices and stiff competition for assets, we remain determined to complete only those transactions which are clearly beneficial to Woodside.

Our offer of US$23 a share for the New Orleans-based Energy Partners, Ltd. was one such proposed transaction. Despite our offer being at a 25% premium to the then market price of EPL shares, EPL's Board – and ultimately the company's stockholders – chose not to accept it.

In keeping with our disciplined approach to such matters, we declined to raise our bid and subsequently sold the 4.5% stake in the company we had acquired before announcing our offer. As an aside, I can report that profits from the purchase and subsequent sale of our stake in EPL more than covered our expenses incurred in the tender offer.

In keeping with our strategy of concentrating on opportunities and assets which can make a material difference to Woodside, we sold our stake in the Kipper gas field in the Victorian Gippsland Basin.

Portfolio Strategy

While Woodside will continue to focus on its three core areas – Australia, the United States and Middle East-Africa – we are conscious of the increased fiscal and political risk of many of the world's regions.

We believe risky places are getting riskier in the oil and gas industry. These include Russia, Bolivia, Ecuador, Angola and Venezuela, just to name a few.

We have been closely assessing these risks and will continue to do so. You can expect your company to make appropriate changes in its asset portfolio in recognition of worldwide risk trends.

You are already seeing a greater emphasis by the company on LNG. This has been encouraged by the expanding market for this clean hydrocarbon product. As I mentioned earlier, Train 5 at our North West Shelf remains on schedule and we continue to progress our other LNG developments, especially Pluto.

We will seek to capitalise on our unique position of having substantial equity in, and operatorship of, large gas resources in secure, low-risk regions. This is most immediately evident in our Pluto development.

We also continue to look at gas opportunities in the Gulf of Mexico, and look forward to the results of our deep water drilling campaign there.

Pluto LNG Development

Pluto is on track to become the world's fastest LNG project from discovery to production.

Our appraisal studies support the revised dry gas estimate for Pluto of 4.1 trillion cubic feet. Last September we also discovered Xena with a contingent resource estimate of 0.4 trillion cubic feet, which we plan to incorporate within the Pluto development.

Over the past year we have matured our development studies, selected our design concept and awarded the front end engineering, design and long lead item contracts to remain on track to supply LNG to our Japanese customers, Kansai Electric and Tokyo Gas, from late 2010.

Following extensive heritage, environmental and technical assessments, we have secured land leases on the Burrup Peninsula for the construction of a new "Burrup LNG Park". Here we aim to process gas from Pluto, Xena and other regional fields, thereby establishing a new LNG hub that will help maximise the competitiveness of Australian LNG.

We are obtaining permits for production of 12 million tonnes per annum, which will allow for two or three LNG trains.

We received all necessary approvals for site preparation works associated with our LNG tanks and commenced this work in January. Final environmental approval for the entire project is expected later this year.

Browse LNG Development

Browse is the largest of our three world-scale, greenfield LNG developments. We expect it to become a major contributor to our production growth.

The Browse LNG development will commercialise the Torosa, Brecknock and Calliance gas fields, and possibly other nearby resources, which together are expected to contain up to 20 trillion cubic feet of gas and 300 million barrels of condensate.

Currently booked as contingent resources, this development could add more than 1.5 billion barrels of oil equivalent to Woodside's proved plus probable reserves, approximately doubling Woodside's current reserves base.

Our efforts on Browse in 2006 were focused on working towards an improved understanding of the fields and their reserves, while maturing offshore and onshore development concepts.

We have drilled five appraisal wells since the middle of last year and are planning to drill a further two appraisal wells on Torosa this year, as well as an exploration well on the Snarf prospect, which lies to the west of Brecknock.

Seismic acquisition over the southern part of the Torosa gas field is also planned this year to support the location of appraisal wells either later this year or early in 2008.

Engineering studies are continuing to support the selection of a single development concept. At this stage, we continue to think that Browse can support a two-train plant with capacity of up to 15 million tonnes of LNG a year.

Sunrise LNG Development

The recent ratification of the International Unitisation Agreement and the Treaty on Certain Maritime Arrangements in the Timor Sea between the governments of Australia and Timor-Leste now enables Woodside and our joint venturers to recommence development activities on the Greater Sunrise gas resource.

Our efforts on Sunrise have been stalled since late 2004 pending legal, fiscal and regulatory certainty. With ratification of the two treaties, we now have the necessary legal and regulatory certainty and have started to restaff our development team.

Progress of the Sunrise LNG development in 2007 relies on successful discussions on a development plan, including concept selection, LNG plant location, and key project milestones, as well as a fiscal stability agreement with the Timor-Leste Government.

The progression of these three LNG developments will be an exciting story for Woodside, but we remain realistic about the manner in which we can deliver them.

Due to limitations of skill resources, contractors and capital capacity, we will need to sequence our projects after our first Pluto train. In regard to a possible Pluto Train 2 and 3, Browse Train 1 and 2 or Sunrise Train 1, we currently maintain a neutral view on the likely order of these developments. The order will be determined by final investment decisions, made according to the merits of each development.

OceanWay Development

Offshore California, our proposed OceanWay LNG receiving facility continues to make good progress, and we are progressing our application for a deep water port licence.

OceanWay would provide Woodside with an entry point into the North American west coast market, which is seeking to diversify its energy sources.

We believe our proposal for a facility 45km offshore from the Los Angeles International Airport satisfies local concerns about the impact of any LNG terminal on ocean views and air quality.

Our development would have no permanent offshore facilities above the waterline and no offshore storage.

We have conducted an extensive outreach program with influential stakeholder groups, including Federal, State and City officials, environmental and community organisations and neighbourhood councils.

Our proposal has been favourably reviewed by potential gas customers.

Exploration

2006 was another good year for Woodside in exploration terms, following the discovery of the Pluto gas field in 2005.

The company drilled 26 exploration wells in six countries across three continents, 21 as operator. We made 13 discoveries – seven of which are already regarded as commercial – resulting in a commercial discovery rate of 27%. This may increase towards 50% as we work to establish the commerciality of the other discoveries.

Woodside made potentially commercial oil and gas discoveries in Algeria, Australia, Libya and the United States.

Particularly noteworthy were three high-value Australian gas discoveries. Two – Pemberton and Persephone – were drilled in North West Shelf Venture acreage.

These wells showed that high quality technical data and interpretation can lead to good discoveries even in fairly intensely explored areas.

The third, Xena, was drilled in 100% Woodside acreage further to the south-west, and has added materially to the value of the Pluto development.

Despite continuing intense competition for quality exploration opportunities and unprecedented high bid levels, Woodside successfully secured new exploration permits near our Browse development in Australia, and deepwater acreage in Brazil and South Korea.

Key wells in 2007 will include the first of our operated deepwater wells offshore Libya, drilling a reef complex in Block NC206 in the Sirte Basin in onshore Libya, at least two deep water Gulf of Mexico wells, and the deepwater Snarf prospect.

Unfortunately, our high-risk high-reward deepwater well Pomboo-1 off Kenya earlier this year was dry.

As Woodside accelerates its spend on Pluto and Browse, prudent management of our exploration portfolio and budget will be necessary. You can expect to see those parts of the portfolio we consider to be of a lower materiality – or no longer strategic – to be shelved or divested.

We will continue to work hard, despite strong competitive pressure, to maintain the supply of future quality exploration opportunities. You will see us increasingly target opportunities in the proven petroleum provinces in which we operate.

I now turn the meeting back to Charles.

Chairman's Report (continued)

Thank you, Don.

I would now like to outline Woodside's response to certain industry challenges, and the outlook for our company.

Domestic gas

There has been much discussion over the issue of a domestic gas reservation in Western Australia, most significantly in relation to our Pluto development.

In response to the Western Australian Government's consultation paper on this issue, Woodside supported the industry's submission that a reservation requirement on LNG export projects could reduce their competitiveness.

Nevertheless, the Government has proceeded with a gas reservation policy. Accordingly, Woodside has informed the Government that we accept the policy and commit to marketing and making available for sale an equivalent of 15% of the produced LNG from our Pluto development.

This commitment will only begin five years after the first LNG is produced at Pluto, or after 30 million tonnes are produced, whichever is the earlier.

Importantly, the State has agreed that Woodside will not be required to supply domestic gas if it is not commercially viable for us to do so. We will meet and negotiate in good faith an appropriate test of commercial viability.

Our track record on domestic gas is self evident. Woodside has been the largest individual contributor to West Australian industrial and domestic gas sales for the past 20 years.

In 2006, Woodside's share of North West Shelf Venture domestic gas production was 260 terajoules a day. During the year negotiations were completed by the Venture in relation to several gas sale and purchase agreements, which are expected to result in incremental sales volumes in 2007.

We do not see domestic gas as a hindrance to our projects – but rather an opportunity – provided the sales are at market prices.

There is, however, a material disconnect between the price producers receive for West Australian industrial gas sales and export prices. Producers of commodities such as alumina, gold, nickel and iron ore have benefited from this disconnect at the expense of gas producers.

The nature and location of Western Australia's gas resources means that further development of gas supplies for the state is dependent on large scale LNG export projects.

The gas industry expects to receive an internationally competitive price for its gas where that gas comes from an export facility.

This is the market philosophy that is applied to other resource industries including iron ore, coal and alumina.

National Heritage Listing and Rock Art

The past year has seen increased interest over the proposal to place the Burrup Peninsula and surrounding areas on the National Heritage List, and associated interest in the protection of rock art in the area.

The Burrup Peninsula and surrounding area is believed to be home to up to 1 million pieces of rock art, or petroglyphs. The North West Shelf and Pluto project sites cover less than 1% of the area that has been proposed to be placed on the national heritage list, and contain less than 1% of the area's petroglyphs.

One of the major reasons our North West Shelf plant is located where it is on the Burrup Peninsula is because development of this site was considered to have the least impact on Aboriginal sites on the peninsula.

Today, our Pluto development serves as an example of our goal to preserve rock art and keep it in place. We have designed the Pluto facility in a manner that leaves most of the rock art on our leases undisturbed.

We may only have to move around 150 of the 3000 engravings on the Pluto leases. While this number may change as we continue our survey work and refine our plant design, we remain confident we will have to relocate just 5% of the rock art on our leases.

We are relocating this rock art in consultation with traditional custodians.

We do not expect to destroy or damage any rock art.

I am proud to tell you we have already completed the relocation of 42 petroglyphs on Site A without any damage.

In regard to national heritage listing of the Burrup Peninsula and Dampier rock art precinct, we have been pleased that governments have accepted our case that world-class heritage protection and world-class development can co-exist.

Greenhouse Gases and Emissions Trading

There has seen significant recent public debate over the issue of global warming, greenhouse gases and trading in carbon emissions, which have mirrored similar conversations within our own company.

For some time now we have considered the reduction of greenhouse gases, when compared to business as usual, as a business priority.

We accept our responsibility to reduce the emissions in relation to production by maximising our resource-use efficiency. We also support the ongoing development of carbon capture and storage technology.

We still hold investments in some renewable energy companies, but our future greenhouse management approach will be based on developing longer term and more cost effective offset sources.

We continue to search for other ways to reduce greenhouse gas emissions within our control, through more efficient use of office facilities, vehicles and other emissions-intensive assets.

We accept the public's concern that the effects of greenhouse gases impose a cost on the community which is not fully accounted for in today's markets. We therefore support the move by governments to establish a carbon emissions trading scheme which effectively and efficiently reduces emissions globally. But this system cannot be allowed to make us uncompetitive.

We aim, however, to have the contribution of natural gas to the global emissions reduction effort recognised, particularly as LNG displaces the use of fuels like coal and oil in the importing country.

To this end, we recognise that Woodside can make a significant positive contribution to world wide greenhouse gas and climate change issues by bringing on LNG projects quickly and successfully.

Production Outlook

The company's short-term performance depends on the level of production, oil and gas prices, the exchange rate and costs.

There is often an undue focus on production targets.

At the annual meeting in 2003, we forecast production of 55 million barrels of oil equivalent and it came in higher at 60.7.

At the 2004, annual meeting, we forecast production of 58 million barrels of oil equivalent and it came in at 57.4.

In 2005, our forecast was 56 million barrels and it came in at 59.7 million.

Then, at the 2006 annual meeting, we forecast 76 million barrels of oil equivalent and it came in at 67.9.

This was really our only significant deviation from our forecast and reflected lower-than-expected production from the Chinguetti and Enfield oil projects and a delay in the start-up of the Otway gas project.

For the 2007 year, we are expecting record production and have set the target of lifting production by 6% to 15% to between 72 and 78 million barrels of oil equivalent.

We should also realise that a barrel of oil equivalent has different profitability as between domestic gas, LNG, condensate and oil and also whether that production is in Australia, Africa, or the Gulf of Mexico.

When Pluto comes on stream, Woodside will move to a higher base of production. There will be further lifts from potential additional trains at Pluto and new production from Browse and Sunrise.

In the longer term, our performance will depend not only on the factors mentioned, but also on the capital cost of projects and the results of our exploration.

Costs

Across the industry, high oil prices have generated unprecedented activity levels and costs.

The global high level of activity in exploration and the production of resources is continuing, and is particularly evident in Western Australia where energy and mining activities are competing for the same resources, particularly skilled personnel.

High activity levels have created supply constraints, driving up costs, particularly in sectors with limited equipment availability such as heavy lift vessels, lay barges and drill rigs. For example, deep water drill rig rates have more than tripled since 2004.

Concerns over security and diversity of supply – and perceptions of increased country risk – have generated intense competition for assets and acreage, increasing opportunity entry costs.

Many host governments have taken the opportunity to capitalise on this situation by tightening terms and conditions.

The increasing number of companies competing for access to acreage in proven areas has driven companies to accept lower future economic returns.

Woodside is responding to these trends in two ways.

First, we are carefully managing our costs to help mitigate the impact of any fall in oil prices.

While increases in revenues are currently covering cost increases, margins will be affected if oil prices return to the levels of 2005 or earlier.

Second, we are focusing on our core businesses which we understand and do well. While we continue to consider all opportunities presented to us, we are not seeking diversity for the sake of it.

In the next few years you will see Woodside working hard to extract the most value from our existing assets, while pursuing future LNG projects with the potential to be "company-changers".

Revenues

While we continue to be challenged on the cost front, Woodside expects buoyant revenues from our products to continue for some time.

In recent years, oil prices have reached historical highs, driven by declining traditional reserves, production disruptions such as Hurricane Katrina, political instability and terrorism threats. These have occurred against a background of continued global energy demand growth.

These factors, we believe, have underpinned a paradigm shift in oil prices. The days of US$15 a barrel of oil are gone.

Future oil prices will be determined by the degree to which supply can expand, the marginal cost of that supply, and OPEC's ability to regulate prices.

Consistent with a tightening market for LNG, which I will discuss at greater length shortly, we are seeing a rapid escalation in the price being negotiated for new long term LNG sales into Asia.

As many will be aware, LNG prices in Asia are partially indexed to movements in oil prices. For a long period, the level of indexation to oil price movements was generally set at about 90%.

Indexation to oil, however, was eroded significantly during the strong buyers' market that prevailed from the late 1990s until recently.

However, for the most part, the price formula which underpinned Woodside's long term sales contracts into Asia were fixed, and have only become subject to revision after the emergence of a more favourable sellers' market.

We are now seeing some new contracts – particularly those that can deliver volumes quickly – being negotiated with indexation levels much closer to traditional, or oil parity, levels.

Another important trend emerging with the change from a buyers' market to sellers' market is the demise of the "S" curve. Negotiated initially to protect sellers in times of low oil prices and buyers in times of high oil prices, the "S" curve effectively puts a brake on LNG prices when oil prices are at high levels.

With changed market circumstances the trend is now towards straight line price indexation formula, leaving sellers more fully exposed to oil price cycles.

We believe Woodside stands to benefit from both of these trends.

LNG Outlook

In respect to marketing, rapidly evolving natural gas and LNG markets worldwide are continuing to provide Woodside with growth prospects for its Australian gas resources.

In Asia Pacific, regional demand is expected to grow from its current level of about 100 million tonnes a year to a figure approaching 200 million tonnes a year by 2015. This will outstrip supply.

Growth in demand is coinciding with depleting reserves and declining LNG production from Indonesia, the region's largest supplier until recently, and plateauing supply from other key sources in Malaysia and Brunei. This provides the opportunity, like never before, for new supply sources to be developed.

The region's buyers are looking carefully at their options. The need for portfolio diversity and supply security mean that Australian projects are the customers' first choice for new supplies.

It is our view that our projects will no longer be held up by the need to capture markets.

Woodside's approach will be to lever our track record and strong relationships with the region's premium buyers to secure long term sales to underpin our new projects. An appropriate balance of additional short-term and spot sales will be introduced to maximise revenue opportunities.

In this respect, Woodside has begun to build its capability and relationships to pursue LNG trading opportunities.

Early success in late 2006 allowed us to source Atlantic Basin LNG to assist customers in Asia with supply for their short-term seasonal demand. We plan to extend and diversify our LNG business into the more commoditized Atlantic Basin.

The Atlantic offers the opportunity for Woodside to expand its LNG sales and purchases, benefit from arbitrage transactions and build on our already leading Asia Pacific position.

LNG demand in the Atlantic is expected to surpass Asian demand by the middle of the next decade.

This will be driven by the expected inability of US domestic gas supplies to keep up with growing demand, and Europe's desire to reduce its exposure to Russian pipeline supplies.

We expect to begin exporting LNG from Pluto in just over three years, based on a field we discovered only two years ago.

Our ability to move from a discovery to a producing asset in a little over five years will set new benchmarks for the LNG industry. This achievement will be based on Woodside's reputation with its customers, and our ability to be decisive and nimble.

While our Browse and Sunrise opportunities will take longer to come on line, we expect to follow the same principles of developing a project based on experience, quick action and the support of stable customers.

Woodside has opportunities for tremendous growth over the next decade.

Woodside's share of LNG in 2003 was just over 1 million tonnes. By the end of next year, we will have more than doubled that. Over the next decade, we believe we can achieve another five-fold increase, positioning Woodside as one of the world's major suppliers of LNG.

Summary

I will retire from the Board on 31 July 2007 after 19 years with the company, including the past eight as Chairman.

When I joined Woodside in 1988, the company had yet to produce any LNG. Our head office was in Melbourne, and it would be another eight years before we would relocate to Perth.

The month after I joined, we reported a profit of A$55 million; last year it was A$1.4 billion.

Our production for 1988 was about seven million barrels of oil equivalent and our share price averaged A$1.70 for the year.

Our gearing was about 56%.

I well remember the discussion when we paid our first dividend – an unfranked five cents per share in 1990.

We have come a long way.

I take great pride in leaving a company which has grown so significantly over the past two decades. I take even greater pride in the growth it has ahead of it.

It has the resources, the management and an increasing demand for LNG from customers. It also has an active exploration program and I will watch with great interest the results of exploration over the next few years around Browse and Pluto, offshore Libya and in the Gulf of Mexico.

Thank you.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 19 APRIL 2007
2:45PM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

2007 ANNUAL GENERAL MEETING
DISCLOSURE OF VOTES

The Company advises that all resolutions put to the Annual General Meeting of members on 19 April 2007 were passed as ordinary resolutions.

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

2(a) Re-elect Mr Charles Barrington Goode as a Director		**CARRIED**
Total number of proxy votes exercisable by all proxies validly appointed:		413,890,994
Total number of proxy votes in respect of which the appointments specified that the proxy:	is to vote for the resolution	405,789,970
	is to vote against the resolution	2,636,092
	is to abstain from the resolution	311,667
	may vote at the proxy's discretion	5,464,932
Total number of votes cast on the poll:	in favour of the resolution	411,996,135
	against the resolution	2,654,153
	abstaining on the resolution	311,667

2(b) Elect Mr Jakob Stausholm as a Director		**CARRIED**
Total number of proxy votes exercisable by all proxies validly appointed:		413,835,482
Total number of proxy votes in respect of which the appointments specified that the proxy:	is to vote for the resolution	404,757,866
	is to vote against the resolution	3,560,760
	is to abstain from the resolution	365,179
	may vote at the proxy's discretion	5,516,856
Total number of votes cast on the poll:	in favour of the resolution	410,991,175
	against the resolution	3,603,601
	abstaining on the resolution	365,179

3 Adopt the Remuneration Report for the year ended 31 December 2006		CARRIED
Total number of proxy votes exercisable by all proxies validly appointed:		413,128,792
Total number of proxy votes in respect of which the appointments specified that the proxy:	is to vote for the resolution	373,949,841
	is to vote against the resolution	33,571,187
	is to abstain from the resolution	931,847
	may vote at the proxy's discretion	5,607,764
Total number of votes cast on the poll:	in favour of the resolution	380,232,896
	against the resolution	33,653,468
	abstaining on the resolution	930,847

4 Increase the maximum amount of remuneration to be paid to all non-executive directors in any financial year from $2.3 million to $3 million		CARRIED
Total number of proxy votes exercisable by all proxies validly appointed:		175,742,162
Total number of proxy votes in respect of which the appointments specified that the proxy:	is to vote for the resolution	148,403,079
	is to vote against the resolution	26,233,885
	is to abstain from the resolution	639,886
	may vote at the proxy's discretion	1,105,198
Total number of votes cast on the poll:	in favour of the resolution	150,066,919
	against the resolution	26,319,138
	abstaining on the resolution	640,752

END